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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Magic Software Enterprises Ltd.

David Leichner

Vice President, Worldwide Marketing

(949) 250-1718 ext. 299

davidl@magicsoftware.com

B&C International Selects iBOLT from Magic Software to Streamline Their Procurement Systems

iBOLT Chosen For Completeness of Business Process Functionality and Ease of Use

Irvine, California (November 25, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today the closing of another iBOLT deal, with the signing of an iBOLT business process development and integration project with B&C International in The Netherlands.

B&C International specializes in the assembly, sales and distribution of high-quality window fashion products in both made-to-measure and standard sizes. Every year over 2 million windows are decorated with B&C's products. With over 7,000 retailers in its network, B&C is faced with a very complex procurement process. Orders come in many shapes and sizes, with varying volumes, large quantities of raw materials and semi-manufactured products. iBOLT (www.magicsoftware.com/ibolt) will be used, initially, to streamline the efficient process of ordering and payment for materials purchased to fulfill these product orders.

“iBOLT provides us with an easy way to develop, integrate and manage complex systems from within one environment and enables us to quickly address our most mission critical business process requirements,” says Herman Bult, Manager ICT, at B&C International. “iBOLT’s strong development capability ensures us the ability to automate future business processes, to leverage emerging technologies and to meet our standards and business needs. In addition, the iBOLT Portal technology allows us to open our data and processes to our subsidiaries abroad. “

The first iBOLT project at B&C will integrate vendor procurement information, output by an Alchemy document imaging system, with data from an IBS/Consist financial application running on IBM’s iSeries platform. The invoices received will be automatically compared to the original procurement data and forward to accounts payable upon approval. B&C expects to implement iBOLT company wide once this project is completed successfully.

"iBOLT integrates business processes in functional areas such as manufacturing, finance and purchasing, enabling more efficient processing of invoices and making it easier for vendors and customers to interact,” said Regev Yativ, Managing Director of Magic Europe. “The key to streamlining manufacturing and procurement systems is the ability to model and automate business processes. B&C will use iBOLT to enhance their order management systems, to automate purchase order processing across multiple systems and locations, in order to give their vendors a real-time view of orders and inventory.”

B&C international joins a growing list of companies and system integrators around the world who have, during this year, adopted Magic Software's iBOLT as their platform of choice for business integration and process management.

About B&C International

B&C International bv, based in Nunspeet, the Netherlands, specializes in the assembly, sale and distribution of window fashion products. More than 30 years of experience in window fashion has made B&C synonymous with professionals in window-fashion. B&C supplies its products both to individual customers and to the project-market. B&C delivers products in both made-to-measure and standard sizes to customers all over Europe. The complete B&C organization, including European subsidiaries in Germany, France, Belgium and Poland has over 800 employees, of which more than 700 work in Nunspeet. For more information please visit the B&C website at www.bece.com.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 25 November 2003